UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K for September, 2018
Commission File Number 1-31615
Sasol Limited
50 Katherine Street
Sandton 2196
South Africa
(Name and address of registrant’s principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F.
Form 20-F __X__ Form 40-F _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-
T Rule 101(b)(1): ____
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-
T Rule 101(b)(7): ____
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized
(the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities
Exchange Act of 1934.
Yes _____ No __X__
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b):
82-_______________.d
Enclosures: SASOL LIMITED - GRANT AND ACCEPTANCE OF CONDITIONAL
SHARE AWARDS BY DIRECTORS AND THE COMPANY SECRETARY OF SASOL,
AND DIRECTORS AND THE COMPANY SECRETARY OF MAJOR SUBSIDIARIES
OF SASOL

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Sasol Ordinary Share codes:
JSE: SOL
NYSE: SSL
Sasol Ordinary ISIN codes:
ZAE000006896
US8038663006
Sasol BEE Ordinary Share code:
JSE: SOLBE1
Sasol BEE Ordinary ISIN code:
ZAE000151817
(“Sasol” or “Company”)
GRANT AND ACCEPTANCE OF CONDITIONAL SHARE AWARDS BY DIRECTORS
AND THE COMPANY SECRETARY OF SASOL, AND DIRECTORS AND THE
COMPANY SECRETARY OF MAJOR SUBSIDIARIES OF SASOL
In compliance with paragraphs 3.63 to 3.66 of the JSE Listings Requirements, Sasol hereby announces that the directors and the Company Secretary of Sasol, and directors and the
Company Secretary of major subsidiaries of Sasol, have been granted, and have accepted, conditional share awards in terms of the Sasol Long-Term Incentive Plan (“the Plan” and/or
“LTI”, as appropriate).
The Board or the Sasol Remuneration Committee, as appropriate, approved the share awards made on 16 August 2018. In terms of the rules of the Plan, the participants have to decline such an award within ten business days after the award date, failing which the award will be deemed to have been accepted.
The rules of the LTI Plan are available on the Sasol website www.sasol.com.
Award date:
3 September 2018
Deemed acceptance date:
13 September 2018
Vesting periods:
50% after 3 years and the balance after 5 years
Class of securities:
Sasol ordinary shares
Nature of transaction:
Annual supplementary LTI Award (off-market)
Price per share*
R576.00
Nature and extent of interest:
Direct beneficial
Surname and
initials
Designation
Company
Number
of
shares
Total value of
the transaction
(ZAR)**
Nqwababa, B Director Sasol Limited 39 062 22 500 000.00
Victor, P Director
Sasol Limited
Sasol (USA) Corporation
Sasol Oil (Pty) Ltd
20 833 12 000 000.00
Kahla, V D
Company Secretary
Director
Sasol Limited
Sasol South Africa Limited
Sasol (USA) Corporation
Sasol Oil (Pty) Ltd
12 321 7 097 398.00
Mokoena, C K Director
Sasol South Africa Limited
Sasol Oil (Pty) Ltd
11 254 6 482 500.00
Klingenberg, BE Director Sasol Oil (Pty) Ltd 14 707 8 471 727.00
Radebe, M Director Sasol Oil (Pty) Ltd 10 709 6 168 675.00
Baijnath, B Director Sasol South Africa Limited 4 326 2 492 150.00
Booley, T Director
Sasol South Africa Limited
Sasol Oil (Pty) Ltd
3 723 2 144 788.00

Du Toit, M Company Secretary Sasol South Africa Limited 2 923 1 683 885.00
Laxa, R M Director Sasol South Africa Limited 4 192 2 414 691.00
Solomon, M S Director Sasol South Africa Limited 3 264 1 880 178.00
Khoele, G L Director Sasol Oil (Pty) Ltd 2 210 1 273 498.00
Cameron, E Director Sasol Oil (Pty) Ltd 4 497 2 590 296.00
Award date:
3 September 2018
Deemed acceptance date:
13 September 2018
Vesting periods:
50% after 3 years and the balance after 5 years
Class of securities:
Sasol American Depository Receipts (ADRs)
Nature of transaction:
Annual supplementary LTI Award (off-market)
Price per share*
US$39.26
Nature and extent of interest:
Direct beneficial
Surname and
initials
Designation
Company
Number
of
shares
Total value of
the
transaction
(US$)**
Cornell, S R Director
Sasol Limited
Sasol (USA) Corporation
43 555 1 710 000.00
Thomas, M Director Sasol (USA) Corporation 5 062 198 743.00
Stouder, E T Director Sasol South Africa Limited 4 628 181 700.00
The necessary clearance to deal has been obtained for all the transactions set out above in terms of paragraph 3.66 of the JSE Listings Requirements.
* Strike price per share is nil. The Price per share indicated is the closing price of the Sasol ordinary share / ADR on 31 August 2018, the day before the grant was made (R576.00, in the case of Sasol ordinary shares and US$39.26, in the case of ADRs) which was used to calculate the number of shares / ADRs.
** The total transaction value is the Price per share multiplied by the number of Sasol ordinary shares / ADRs awarded.
5 September 2018
Johannesburg
Sponsor: Deutsche Securities (SA) Proprietary Limited

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: 5 September 2018 By: /s/ V D Kahla
Name:
Title:
Vuyo Dominic Kahla
Company Secretary